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VIA FEDERAL EXPRESS AND FACSIMILE (202) 772-9218

Mr. Brian Cascio

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Advanced Micro Devices, Inc.
Form 10-Q for the quarterly period ended June 26, 2005

File Number: 001-017882

Dear Mr. Cascio:

On behalf of Advanced Micro Devices, Inc. (the “Company”), we are hereby responding to the comments received by facsimile on November 1, 2005 from the staff of the Securities and Exchange Commission (the “Staff”), For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

1. We note that Spansion LLC has filed a registration statement with the Commission for a proposed initial public offering of its Class A Common Stock. Please tell us how you considered whether you should present Spansion LLC as assets to be disposed of by sale. We refer you to the criteria set forth in paragraph 30 of SFAS 144.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has reviewed the criteria set forth in paragraph 30 of SFAS 144 and does not believe that the proposed initial public offering of Spansion Inc.’s Class A Common Stock satisfies all of the criteria set forth therein that would require AMD to treat the proposed initial public offering as assets to be disposed of by sale as of its fiscal quarter ended June 26, 2005 and as of the date of this response letter. In particular, the Company believes that the following criteria have not been met:

1. Management, having the authority to approve the action, commits to a plan to sell the asset;

The consummation of the initial public offering by Spansion requires the consent of Fujitsu Limited, the owner of 40 percent of Spansion’s equity interests. Therefore, the Company cannot unilaterally approve the consummation of the initial public offering nor unilaterally commit Spansion to consummate such offering.

November 10, 2005

2. The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

The Company believes that the Class A Common Stock of Spansion Inc. is not available for immediate sale in its present condition. Rather, the consummation of the initial public offering is subject to the consent and approval of Fujitsu discussed above, changing market conditions and regulatory approvals (i.e. SEC clearance). Market conditions and other factors could result in, among other things, a delay in, changes to the terms of or a withdrawal of the initial public offering. The Company believes that the asset is not available for immediate sale on terms that are usual and customary.

3. The sale of the asset is probable;

The Company believes that as of June 26, 2005 and as of the date of this response letter, the consummation of Spansion Inc.’s initial public offering is not probable for the reasons set forth in criteria 1 and 2 above. Specifically, the consummation of the initial public offering remains subject to Fujitsu’s approval, market conditions and regulatory approval. All of these events are outside of the Company’s control.

4. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn

The Company believes that this criteria is not met because the consummation of the initial public offering remains subject to Fujitsu’s approval, market conditions and regulatory approval. Market conditions and other factors could result in, among other things, a delay in, changes to the terms of, or a withdrawal of the initial public offering.

Based on the information set forth above, the Company believes that as of June 26, 2005, it would not be appropriate to classify the net assets of Spansion as assets to be disposed of by sale in its Form 10-Q as of and for the period then ended.

2. As a related matter, please tell us when you will file the pro forma financial information required by Rule 11-01 of Regulation S-X for the disposition of Spansion LLC. Note that under Rule 11-01, pro forma financial information is required when a material disposition has occurred or is probable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company had reviewed Rule 11-01 of Regulation S-X in light of the proposed initial public offering of Spansion Inc.’s Class A Common Stock and the fact that upon consummation of the initial public offering, the Company would no longer consolidate Spansion’s results of operations and financial position in its consolidated financial statements.

The Company believes that under Rule 11-01(a)(4), pro forma information for a probable significant disposition is required only if those financial statements would be included in a registration statement. Therefore, if the Company were to file a Registration Statement prior to the closing of the initial public offering, the Company would file the pro forma financial information required by Rule 11-01 reflecting the equity method of accounting that the Company would apply if the initial public offering were probable as of the time of the filing of the Registration Statement. The Company believes that the point in time that the initial public offering is probable is the time immediately after the pricing of the initial public offering. The Company believes that as of the date of this response letter, the initial public offering is not probable because it remains subject to, among other things Fujitsu’s approval, market conditions, and regulatory approvals.

November 10, 2005

However, the Company believes that absent the Company’s filing of an intervening registration statement between the pricing and closing of Spansion’s initial public offering, pursuant to the general instructions to Form 8-K, pro forma information is not required until four days after the actual disposition occurs. Therefore, the Company would file the pro forma information within four days after the effective date of Spansion’s initial public offering.

* * *

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips
Robert W. Phillips of LATHAM & WATKINS LLP

[AMD Letterhead]

November 15, 2005

VIA FEDERAL EXPRESS, FACSIMILE (202) 772-9218 and EDGAR

Mr. Brian Cascio

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Advanced Micro Devices, Inc.
Form 10-Q for the quarterly period ended June 26, 2005
File Number: 001-017882

Dear Mr. Cascio:

In response to the comments received by facsimile on November 1, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), Advanced Micro Devices, Inc. (the “Company”) hereby certifies to each of the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing of its Form 10-Q for the quarterly period ended June 26, 2005 (the “Filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

3.	The Company will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I hope the foregoing certifications are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 749-4420 or by fax at (408) 749-7002 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Faina Medzonsky
Faina Medzonsky Assistant General Counsel